NEWS RELEASE

Pan American Silver Releases 2025 Sustainability Report
Vancouver, B.C. - May 27, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today released its 2025 Sustainability Report (the "Report"), highlighting the Company's approach and performance in key environmental, social and governance ("ESG") areas. Spanish and Portuguese versions of the Report will be available shortly.
Highlights of Pan American's 2025 ESG performance include:
•Surpassed the annual greenhouse gas emissions ("GHG") reduction target, which keeps the Company on track to reduce its global Scope 1 and 2 GHG emissions by at least 30% by 2030(1).
•Increased the International Renewable Energy Certificates (iRECs) coverage to six mine sites, adding El Peñon, Jacobina and Shahuindo in 2025.
•Rehabilitated 62 hectares of land on- and off-site across our operations, exceeding the Company’s annual biodiversity goal.
•Invested US$20.4 million in community programs, including three new local economic development initiatives, while also continuing to focus on health and education programs.
•Achieved 95% retention of women employees, while continuing to implement initiatives to support workforce inclusion and diversity.
•Assessed 529 critical suppliers(2) through our enhanced due diligence process.
•Completed external verification of Towards Sustainable Mining (TSM) performance at El Peñon, Jacobina and Timmins.
•Concluded a three-year implementation process of the World Gold Council’s Responsible Gold Mining Principles(3) (RGMP) at our gold mining operations.
The Report outlines Pan American’s 2026 sustainability goals and has been prepared in accordance with the Global Reporting Initiative (GRI) Standards and the Sustainability Accounting Standards Board (SASB) Metals & Mining Sustainability Accounting Standard. The Report also includes information aligned with the Taskforce on Climate-related Financial Disclosures (TCFD) framework.
This Report marks the 16th annual Sustainability Report published by Pan American, underscoring the Company's long-standing commitment to transparent sustainability disclosure. For more information on Pan American’s sustainability efforts and to access all reports, visit https://www.panamericansilver.com/sustainability/
Pan American is a constituent of the Dow Jones Best in Class (DJ BIC) North America Index.
Pan American’s sustainability performance in 2025 was recognized by S&P Global, including the Company in the DJ BIC North America Index. The DJ BIC are float-adjusted market capitalization weighted indices that track equity markets while applying a sustainability best-in-class selection process. Pan American’s inclusion in this index reflects the Company's continuous improvement in sustainability performance and its commitment to responsible mining.
Pan American was also included in the S&P Global Sustainability Yearbook 2026, selected from over 9,200 companies across 59 industries. The Company ranks in the top 5% of the Metals & Mining industry based on our sustainability performance.
(1)From our updated 2019 baseline GHG emissions projections.
(2)"Critical suppliers" are identified using a five-factor prioritization framework: (a) presence of supplier personnel at our mining operations; (b) annual spend above established thresholds; (c) environmental risk associated with the supplier’s activities; (d) legal risk associated with the services provided; and (e) the supplier’s potential impact on the continuity of our operations.
(3)The Responsible Gold Mining Principles establish clear expectations for consumers, investors and the downstream gold supply chain regarding responsible gold mining.

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE

About Pan American Silver
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the producing Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated reduction of the Company’s global Scope 1 and 2 GHG emissions by at least 30% by 2030, and the Company’s 2026 sustainability goals.
These forward-looking statements and information reflect the current views of Pan American with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: Pan American’s ability to continue to achieve its GHG emissions reduction objectives and to achieve its sustainability goals, and the timing for any such achievements; future changes in the environment and climate that may be unanticipated and the impacts on our business, availability of funds for Pan American’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations and activities; and our ability to comply with environmental, health and safety, and other laws. The foregoing list of assumptions is not exhaustive.
Forward-looking statements and information involve many known and unknown risks, uncertainties and other factors that could cause actual results or performance to be materially different from the results or performance that are or may be expressed or implied by such forward-looking statements or information, including, but not limited to, factors, such as: metal price fluctuations, fluctuation in the costs of energy, labour, materials and other inputs, fluctuations in currency markets and exchange rates, operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, and severe weather events); risks relating to the credit worthiness, financial condition or business practices of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, as well as other legal or economic developments, in the jurisdictions where we may carry on business; and those factors identified under the heading “Risks Related to Our Business” in Pan American’s most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and with Canadian provincial securities regulatory authorities, respectively. Pan American has attempted to identify important factors, but there may be other factors that cause results not to be as anticipated, estimated, intended or described. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements and information. Pan American does not intend, nor assume, any obligation to update or revise forward-looking statements and information except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	2